SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: May, 2021

Commission File Number: 001-13354

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BANK OF MONTREAL

(Name of Registrant)

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100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statement of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-237342

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By:	/s/ Caroline Dufaux
Name:	Caroline Dufaux
Title:	Authorized Signing Officer

Date: May 27, 2021

EXHIBIT INDEX

Exhibit	Description of Exhibit

4.7	Form of Master Note representing certain issuances of the Notes.

5.3	Opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank, as to certain matters under Canadian and Ontario law.

5.4	Opinion of Morrison & Foerster LLP, as to the validity of the Notes under New York law.

5.5	Opinion of Mayer Brown LLP, as to the validity of the Notes under New York law.

8.3	Opinion of Torys LLP, as to Canadian federal tax matters.

23.6	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.3 above).

23.7	Consent of Morrison & Foerster LLP (included in Exhibit 5.4 above).

23.8	Consent of Mayer Brown LLP (included in Exhibit 5.5 above).

23.9	Consent of Torys LLP.

23.10	Consent of Morrison & Foerster LLP, as to U.S. federal tax matters.

23.11	Consent of Mayer Brown LLP, as to U.S. federal tax matters.

99.1	Distribution Agreement, dated as of May 27, 2021, between Bank of Montreal and the Agents party thereto.

99.2	Second Supplemental Indenture, dated as of May 27, 2021, among Bank of Montreal, The Bank of New York Mellon and Wells Fargo Bank, National Association.

99.3	Calculation Agency Agreement, dated as of May 27, 2021, between Bank of Montreal and BMO Capital Markets Corp.

99.4	Exchange Rate Agency Agreement, dated as of May 27, 2021, between Bank of Montreal and BMO Capital Markets Corp.